Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 13, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen Special Counsel

Re:	McGraw-Hill Global Education Holdings, LLC

Amendment No. 2 to Registration Statement on Form S-4

Filed May 7, 2014

File No. 333-193697

Dear Ms. Nguyen:

On behalf of McGraw-Hill Global Education Holdings, LLC, a Delaware limited liability company (the “Company”), and McGraw-Hill Global Education Finance, Inc., a Delaware corporation (together with the Company, the “Issuers”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 of the Issuers (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2014.

Amendment No. 3 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 12, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

Loan Lauren P. Nguyen

McGraw-Hill Global Education Holdings, LLC

May 13, 2014

The Issuers have asked us to convey the following as its responses to the Staff:

Exhibit Index

1.	We note your response to our prior comment 7. We note that on page 133 of your Form S-1 filed on January 31, 2014 you disclosed that pursuant to the Stockholders Agreement of Georgia Holdings, as long as the sponsor owns any shares of Georgia Holdings’ common stock, it has the right to nominate a majority of the board of Georgia Holdings. We note from page 107 of your most recent amendment that the board of Georgia Holdings manages the general course of your affairs. Additionally, we note disclosure on page 110 which provides that certain of your new compensation programs are intended to align interests of key employees with those of Georgia Holdings’ stockholders by providing equity ownership. If these facts are no longer the case, please advise. Otherwise it appears that you have a beneficial interest in this agreement which is material to an understanding of your business. Please revise to file the Stockholders Agreement of Georgia Holdings as an exhibit to your next registration statement or advise.

The Company has revised the Registration Statement in response to the Staff’s comment. The Stockholders Agreement has been filed as Exhibit 10.29.

If you have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	David Stafford
Senior Vice President and General Counsel
McGraw-Hill Global Education Holdings, LLC